

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 21, 2009

Mr. Thomas J. Reddish
Executive Vice President & Chief Financial Officer
Trico Bancshares
63 Constitution Drive
Chico, CA 95973

> **RE:** **Trico Bancshares**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 12, 2009**
> **File No. 000-10661**

Dear Mr. Reddish,

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Christian Windsor
Special Counsel